Current Canada Description

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2005

SECURITIES REGISTERED *

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

HIS EXCELLENCY FRANCIS JOSEPH McKENNA

Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Copies to:

ROB STEWART Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DAVID MURCHISON Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*   The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

      No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms hereof.

      No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

      No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a) but under paragraph (b) of this item).

      Reference is made to pages 26-28 of Exhibit D.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable). No statement need be furnished as to inter-governmental debt.

      Reference is made to pages 26-28 of Exhibit D.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

      Reference is made to pages 36-50 of Exhibit D.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

      As at December 1, 2005, the registrant held a de minimis amount.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

      Not practicable to furnish.

(3)	Total amount otherwise outstanding.

      Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

      Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

      Reference is made to pages 26-28 of Exhibit D.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

      Reference is made to pages 26-28 of Exhibit D.

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6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

      Reference is made to pages 17-25 of Exhibit D.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

      No foreign exchange controls have been established by the registrant.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

      Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

      Reference is made to page 16 of Exhibit D.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

      Reference is made to pages 12-13 of Exhibit D.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of International payments.)

      Reference is made to pages 14-15 of Exhibit D.

* * *

On March 12, 1996, Canada established a program for the offering, from time to time, of its Canada Notes due nine months or more from date of issue (“Canada Notes”). During the period from December 1, 2004 through November 30, 2005, Canada did not file with the United States Securities and Exchange Commission any pricing supplements relating to the sale of Canada Notes. Consequently, the portion of Canada Notes sold or to be sold during that period in the United States or in circumstances where registration of the Canada Notes is required through November 30, 2005 was U.S.$0.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This annual report, including the exhibits hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

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This annual report comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

Exhibit A:	None
Exhibit B:	None
Exhibit C-1:	Copy of the 2005 Budget Plan of Canada (incorporated by reference from Exhibit C-3 to Canada’s Amendment No. 1 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated March 2, 2005)
Exhibit C-2:	Information excerpted from Canada’s Annual Financial Report — Fiscal Year 2004-2005 (incorporated by reference from Exhibit C-5 to Canada’s Amendment No. 2 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated October 27, 2005)
Exhibit C-3:	Copy of The Economic and Fiscal Update, November 14, 2005, Department of Finance, Canada (incorporated by reference from Exhibit C-6 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated November 15, 2005)
Exhibit C-4:	Copy of The Economic and Fiscal Update, Background Material to the Presentation, November 14, 2005, Department of Finance, Canada (incorporated by reference from Exhibit C-7 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated November 15, 2005)
Exhibit D:	Current Canada Description

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 21st day of December, 2005.

CANADA

By:	/s/ Rob Stewart

Rob Stewart
Director
Financial Markets Division
Financial Sector Policy Branch
Department of Finance, Canada

EXHIBIT INDEX

Exhibit No.

Exhibit A:	None
Exhibit B:	None
Exhibit C-1:	Copy of the 2005 Budget Plan of Canada (incorporated by reference from Exhibit C-3 to Canada’s Amendment No. 1 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated March 2, 2005)
Exhibit C-2:	Information excerpted from Canada’s Annual Financial Report — Fiscal Year 2004-2005 (incorporated by reference from Exhibit C-5 to Canada’s Amendment No. 2 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated October 27, 2005)
Exhibit C-3:	Copy of The Economic and Fiscal Update, November 14, 2005, Department of Finance, Canada (incorporated by reference from Exhibit C-6 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated November 15, 2005)
Exhibit C-4:	Copy of The Economic and Fiscal Update, Background Material to the Presentation, November 14, 2005, Department of Finance, Canada (incorporated by reference from Exhibit C-7 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2004 on Form 18-K/A dated November 15, 2005)
Exhibit D:	Current Canada Description